Exhibit 99.1
Nomad Foods Reports Third Quarter 2026 Financial Results

Organic revenue increased 1.6% year-on-year on stable volume and positive price/mix

Strong cash flow with lower exceptional item adjustments

2026 guidance and 2027 targets reiterated

WOKING, England - November 4, 2026 - Nomad Foods Limited (NYSE: NOMD), today reported financial results for the three and nine month periods ended September 30, 2026.
Key operating metrics and financial performance for the third quarter 2026, when compared to the third quarter 2025, include:

•Reported Revenue increased 2.3% to €770 million; Organic revenue increased 1.6% with volume stable at (0.2%) and a positive price-mix contribution of 1.8%.
•Gross profit was €207 million and gross margin decreased 70 bps; Adjusted gross profit declined 1.7% and rose low-single-digits excluding a year-on-year incentive compensation increase and reversal of timing benefits noted in 2Q 2026. Adjusted gross margin decreased 110 bps.
•Profit for the period increased 16% to €67 million, Adjusted EBITDA decreased 1.5% to €141 million including a mid-single-digit impact from higher incentive compensation.
•Reported Diluted EPS increased 21% to €0.47; Adjusted EPS decreased 4.1% to €0.47.
Management Comments
Dominic Brisby, Chief Executive Officer, commented “Our third quarter results reflect the progress we discussed at our analyst day and mark an important milestone as we returned to organic revenue growth, with volume flat for the first time since 2024. We are seeing improving momentum across the business as the actions we have taken to strengthen execution, simplify the organization, enhance accountability, and improve our commercial effectiveness continue to gain traction. We are encouraged by the progress achieved during the quarter and it reinforces our confidence in the growth framework we outlined for 2027 and beyond.”

Third Quarter 2026 results compared to Third Quarter of 2025
•Revenue increased 2.3% to €770 million. Organic revenue increased by 1.6% and was driven by stable volume of (0.2%) partly offset with positive price-mix of 1.8%.
•Adjusted gross profit decreased 1.7% to €208 million. Adjusted gross profit increased low-single-digits in the quarter excluding higher year on year incentive compensation expense and the reversal of timing benefits noted in the second quarter. Adjusted gross margin decreased 110 basis points to 27.0%.
•Adjusted operating expenses were comparable with prior year at €93 million as productivity savings offset the majority of the year on year increase in incentive compensation.
•Adjusted EBITDA decreased 1.5% to €141 million including a mid-single digit headwind from incentive compensation. Adjusted Profit for the period decreased 7% to €67 million.
•Adjusted EPS decreased €0.02 to €0.47. Reported Diluted EPS increased €0.08 to €0.47.

First Nine Months of 2026 results compared to the First Nine Months of 2025
•Revenue decreased 2.2% to €2,209 million. Organic revenue decreased by 2.2% and was driven by a volume decline of 3.5% and an improvement in price/mix of 1.3%.
•Adjusted gross profit decreased 4.8% to €601 million. Adjusted gross margin decreased 70 basis points to 27.2%, due to supply chain inflation headwinds, partially offset by pricing and supply chain productivity.
•Adjusted operating expenses increased 2.2% to €320 million due to the rebuild of the company's employee performance incentive scheme partly offset by a reduction in Advertising and Promotion expense.
•Adjusted EBITDA decreased 9.0% to €357 million due to the aforementioned factors. Adjusted Profit for the period decreased 17.1% to €154 million.
•Adjusted EPS decreased by €0.13 to €1.09. Reported Diluted EPS increased €0.05 to €1.02.
2026 Guidance
Management reiterated its full year guidance previously presented at the Company's Analyst and Investor Day. The Company continues to expect organic revenue to decline by 2%-3% and Adjusted EBITDA to decline by 5%-10%, including up to a mid-single

Exhibit 99.1
digit Adjusted EBITDA impact from restoring incentive compensation. Adjusted EPS is still expected to be €1.38-€1.53. Based on USD/EUR exchange rate as of October 28, 2026, this translates into 2026 Adjusted EPS of $1.55-$1.71. The Company also continues to expect full year Adjusted Free Cash Flow conversion of 90% or greater.

Conference Call and Webcast
A pre-recorded management discussion of Nomad Foods' third quarter 2026 earnings and accompanying presentation is available at www.nomadfoods.com under Investor Relations. The Company will host a live question-and-answer session to discuss these results today, Wednesday, November 4, 2026 at 1:30 p.m. GMT (8:30 a.m. Eastern Standard Time). To participate on the live call listeners in North America may dial +1-877-451-6152 and international listeners may dial +1-201-389-0879. The call is also being webcast and can be accessed at the Nomad Foods website at www.nomadfoods.com under Investor Relations. A replay of the conference call will be available on the Company website for two weeks following the event and can be accessed by listeners in North America by dialing +1-844-512-2921 and by international listeners by dialing +1-412-317-6671; the replay pin number is 13762840.

Enquiries
Investor Relations Contact
Jason English
investors@nomadfoods.com

Media Contact
Oliver Thomas, Head of Corporate Affairs
Oliver.Thomas@nomadfoods.com

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Non-IFRS Financial Information
Nomad Foods is presenting Adjusted and Organic financial information, which is considered non-IFRS financial information, for the three and nine months ended September 30, 2026 and for comparative purposes, the three and nine months ended September 30, 2025.

Adjusted financial information for the three and nine months ended September 30, 2026 and 2025 presented in this press release reflects the historical reported financial statements of Nomad Foods, adjusted primarily for, when they occur, share based payment expenses and related employer payroll taxes, non-operating M&A related costs, acquisition purchase price adjustments, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted Profit for the period is defined as profit for the period excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, hedge ineffectiveness on cross currency and interest rate swaps, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted Profit for the period provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EPS is defined as diluted earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, net financing income/(cost) on amendment of terms of debt, interest cost on tax relating to legacy tax audits, foreign exchange translation gains/(losses), foreign exchange gains/(losses) on derivatives, certain one-time credits on the recognition of deferred tax assets, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison for the three and nine months ended September 30, 2026 and 2025 presented in this press release takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results period over period.

Adjusted Gross Profit and adjusted gross margin exclude accelerated depreciation associated with restructuring programs within cost of goods sold.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow is the amount of cash generated from operating activities less cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, plus capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Adjusted Free Cash flow conversion is Adjusted Free Cash Flow as a percentage of Adjusted Profit for the period.

Adjusted and Organic non-IFRS financial information should be read in conjunction with the unaudited financial statements of Nomad Foods included in this press release as well as the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The Adjusted and Organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a Company.

Please see on pages 8 to 13, the non-IFRS reconciliation tables attached hereto and the schedules accompanying this release for an explanation and reconciliation of the Adjusted and Organic financial information to the most directly comparable IFRS measure. The
Company is unable to reconcile, without unreasonable efforts, Organic Growth, Adjusted EBITDA and Adjusted EPS guidance to the most directly comparable IFRS measure as the Company is unable to predict the amounts to be adjusted, such as certain adjustments related to provisions for taxes.

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Profit or Loss (unaudited)
Three months ended September 30, 2026 and September 30, 2025

	Three months ended September 30, 2026	Three months ended September 30, 2025
	€m	€m
Revenue	770.0	752.4
Cost of sales	(562.7)	(545.0)
Gross profit	207.3	207.4
Other operating expenses	(89.4)	(96.9)
Exceptional items	(3.9)	(16.9)
Operating profit	114.0	93.6
Finance income	9.2	6.6
Finance costs	(41.7)	(29.8)
Net financing costs	(32.5)	(23.2)
Profit before tax	81.5	70.4
Taxation	(14.9)	(12.8)
Profit for the period	66.6	57.6

Basic earnings per share in €	0.48	0.39
Diluted earnings per share in €	0.47	0.39

Statements of Profit or Loss (unaudited)
Nine months ended September 30, 2026 and September 30, 2025

	Nine months ended September 30, 2026	Nine months ended September 30, 2025
	€m	€m
Revenue	2,208.9	2,259.4
Cost of sales	(1,608.8)	(1,634.1)
Gross profit	600.1	625.3
Other operating expenses	(314.0)	(321.5)
Exceptional items	(26.8)	(48.9)
Operating profit	259.3	254.9
Finance income	18.3	17.1
Finance costs	(100.7)	(91.3)
Net financing costs	(82.4)	(74.2)
Profit before tax	176.9	180.7
Taxation	(32.9)	(33.3)
Profit for the period	144.0	147.4

Basic and diluted earnings per share in €	1.02	0.97

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2026 (unaudited) and December 31, 2025

	As at September 30, 2026	As at December 31, 2025
	€m	€m
Non-current assets
Goodwill	2,104.6	2,104.7
Intangible assets	2,459.5	2,463.8
Property, plant and equipment	605.4	595.2
Other non-current assets	7.2	7.0
Derivative financial instruments	8.0	0.4
Deferred tax assets	11.9	17.1
Total non-current assets	5,196.6	5,188.2
Current assets
Cash and cash equivalents	275.6	324.8
Inventories	494.8	440.6
Trade and other receivables	450.1	350.8
Current tax receivable	8.5	26.1
Derivative financial instruments	9.5	4.5
Total current assets	1,238.5	1,146.8
Total assets	6,435.1	6,335.0
Current liabilities
Trade and other payables	855.2	794.9
Current tax payable	184.7	193.4
Provisions	26.9	27.6
Loans and borrowings	33.9	32.6
Derivative financial instruments	12.3	19.4
Total current liabilities	1,113.0	1,067.9
Non-current liabilities
Loans and borrowings	2,279.2	2,258.6
Employee benefits	126.0	138.4
Other non-current liabilities	0.3	0.4
Provisions	1.2	1.4
Derivative financial instruments	62.3	112.2
Deferred tax liabilities	262.5	259.3
Total non-current liabilities	2,731.5	2,770.3
Total liabilities	3,844.5	3,838.2
Net assets	2,590.6	2,496.8
Equity attributable to equity holders
Share capital and capital reserve	1,112.2	1,134.3
Share-based compensation reserve	8.5	16.9
Translation reserve	101.1	102.4
Other reserves	22.5	(12.9)
Retained earnings	1,346.3	1,256.1
Total equity	2,590.6	2,496.8

Nomad Foods Limited As Reported
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
For the nine months ended September 30, 2026 and the nine months ended September 30, 2025

	For the nine months ended September 30, 2026	For the nine months ended September 30, 2025
	€m	€m
Cash flows from operating activities
Profit for the period	144.0	147.4
Adjustments for:
Exceptional items	26.8	48.9
Share based payment (credit)/expense	(6.3)	6.7
Depreciation and amortization	76.7	79.9
(Profit)/loss on disposal and impairment of property, plant and equipment	(0.5)	0.8
Net finance costs	82.4	74.2
Taxation	32.9	33.3
Operating cash flow before changes in working capital, provisions and exceptional items	356.0	391.2
Increase in inventories	(53.3)	(59.2)
Increase in trade and other receivables	(98.2)	(86.0)
Increase in trade and other payables	52.9	33.5
Decrease in employee benefits and other provisions	(5.1)	(2.2)
Cash generated from operations before tax and exceptional items	252.3	277.3
Payments relating to exceptional items	(31.2)	(48.4)
Receipts relating to exceptional items	2.4	—
Tax refunded	11.0	—
Tax paid	(38.9)	(54.7)
Net cash generated from operating activities	195.6	174.2
Cash flows from investing activities
Purchase of property, plant and equipment and intangibles	(61.2)	(59.6)
Interest received	4.2	4.5
Net cash used in investing activities	(57.0)	(55.1)
Cash flows from financing activities
Repurchase of ordinary shares	(23.7)	(151.4)
Payments related to shares withheld for taxes	(0.4)	(6.7)
Payment of lease liabilities	(27.2)	(25.7)
Dividends paid	(61.7)	(69.7)
Payment of financing fees	(14.4)	(0.2)
Interest paid	(60.4)	(77.9)
Net cash used in financing activities	(187.8)	(331.6)
Net decrease in cash and cash equivalents	(49.2)	(212.5)
Cash and cash equivalents at beginning of period	324.8	403.3
Effect of exchange rate fluctuations	—	2.8
Cash and cash equivalents at end of period	275.6	193.6

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures
(In € millions, except per share data)
The following table reconciles adjusted financial information for the three months ended September 30, 2026 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Three Months Ended September 30, 2026

€ in millions, except per share data	As reported for the three months ended September 30, 2026	Adjustments		As adjusted for the three months ended September 30, 2026
Revenue	770.0	—		770.0
Cost of sales	(562.7)	0.8	(a)	(561.9)
Gross profit	207.3	0.8		208.1
Other operating expenses	(89.4)	(3.9)	(b)	(93.3)
Exceptional items	(3.9)	3.9	(c)	—
Operating profit	114.0	0.8		114.8
Finance income	9.2	(6.9)		2.3
Finance costs	(41.7)	7.6		(34.1)
Net financing costs	(32.5)	0.7	(d)	(31.8)
Profit before tax	81.5	1.5		83.0
Taxation	(14.9)	(1.6)	(e)	(16.5)
Profit for the period	66.6	(0.1)		66.5

Weighted average shares outstanding in millions - basic	139.9			139.9
Basic earnings per share	0.48			0.48
Weighted average shares outstanding in millions - diluted	140.3			140.3
Diluted earnings per share	0.47			0.47

(a)Represents elimination of incremental depreciation related to assets impacted by the closure of a factory in Switzerland as part of the Company’s multi-year supply chain network optimization program.
(b)Represents share based payment credit including employer payroll taxes of €4.2 million and non-operating M&A transaction costs of €0.3 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Represents elimination of €2.8 million of foreign exchange translation gains, €4.1 million of hedge ineffectiveness losses on cross currency and interest rate swaps and €7.6 million of losses on refinancing of debt.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the three months ended September 30, 2025 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Three Months Ended September 30, 2025

€ in millions, except per share data	As reported for the three months ended September 30, 2025	Adjustments		As adjusted for the three months ended September 30, 2025
Revenue	752.4	—		752.4
Cost of sales	(545.0)	4.2	(a)	(540.8)
Gross profit	207.4	4.2		211.6
Other operating expenses	(96.9)	2.6	(b)	(94.3)
Exceptional items	(16.9)	16.9	(c)	—
Operating profit	93.6	23.7		117.3
Finance income	6.6	(4.9)		1.7
Finance costs	(29.8)	—		(29.8)
Net financing costs	(23.2)	(4.9)	(d)	(28.1)
Profit before tax	70.4	18.8		89.2
Taxation	(12.8)	(4.6)	(e)	(17.4)
Profit for the period	57.6	14.2		71.8

Weighted average shares outstanding in millions - basic	147.7			147.7
Basic earnings per share	0.39			0.49
Weighted average shares outstanding in millions - diluted	147.9			147.9
Diluted earnings per share	0.39			0.49

(a)Represents elimination of incremental depreciation related to assets impacted by the closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(b)Represents share based payment charge including employer payroll taxes of €2.3 million and non-operating M&A transaction costs of €0.3 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Elimination of €4.9 million of foreign exchange translation gains.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2026 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Nine Months Ended September 30, 2026

€ in millions, except per share data	As reported for the nine months ended September 30, 2026	Adjustments		As adjusted for the nine months ended September 30, 2026
Revenue	2,208.9	—		2,208.9
Cost of sales	(1,608.8)	0.8	(a)	(1,608.0)
Gross profit	600.1	0.8		600.9
Other operating expenses	(314.0)	(6.0)	(b)	(320.0)
Exceptional items	(26.8)	26.8	(c)	—
Operating profit	259.3	21.6		280.9
Finance income	18.3	(14.2)		4.1
Finance costs	(100.7)	7.6		(93.1)
Net financing costs	(82.4)	(6.6)	(d)	(89.0)
Profit before tax	176.9	15.0		191.9
Taxation	(32.9)	(4.9)	(e)	(37.8)
Profit for the period	144.0	10.1		154.1

Weighted average shares outstanding in millions - basic	140.5			140.5
Basic earnings per share	1.02			1.10
Weighted average shares outstanding in millions - diluted	141.0			141.1
Diluted earnings per share	1.02			1.09

(a)Represents elimination of incremental depreciation related to assets impacted by the closure of a factory in Switzerland as part of the Company’s multi-year supply chain network optimization program.
(b)Represents share based payment credit including employer payroll taxes of €6.8 million and non-operating M&A transaction costs of €0.8 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Represents elimination of €7.4 million of foreign exchange translation gains, €6.8 million of hedge ineffectiveness gains on cross currency and interest rate swaps and €7.6 million of losses on refinancing of debt.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles adjusted financial information for the nine months ended September 30, 2025 to the reported results of Nomad Foods for such period.
Statement of Profit or Loss (unaudited), as adjusted
Nine Months Ended September 30, 2025

€ in millions, except per share data	As reported for the nine months ended September 30, 2025	Adjustments		As adjusted for the nine months ended September 30, 2025
Revenue	2,259.4	—		2,259.4
Cost of sales	(1,634.1)	5.6	(a)	(1,628.5)
Gross profit	625.3	5.6		630.9
Other operating expenses	(321.5)	8.4	(b)	(313.1)
Exceptional items	(48.9)	48.9	(c)	—
Operating profit	254.9	62.9		317.8
Finance income	17.1	(12.7)		4.4
Finance costs	(91.3)	—		(91.3)
Net financing costs	(74.2)	(12.7)	(d)	(86.9)
Profit before tax	180.7	50.2		230.9
Taxation	(33.3)	(11.8)	(e)	(45.1)
Profit for the period	147.4	38.4		185.8

Weighted average shares outstanding in millions - basic	151.5			151.5
Basic earnings per share	0.97			1.23
Weighted average shares outstanding in millions - diluted	151.8			151.8
Diluted earnings per share	0.97			1.22

(a)Represents elimination of incremental depreciation related to assets impacted by the closure of a factory in Sweden as part of the Company’s multi-year supply chain network optimization program.
(b)Represents share based payment charge including employer payroll taxes of €7.6 million and non-operating M&A transaction costs of €0.8 million.
(c)Represents exceptional items which management believes are non-recurring and do not have a continuing impact. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(d)Represents elimination of €12.7 million of foreign exchange translation gains.
(e)Represents tax impact of the above at the applicable tax rate for each adjustment, determined by the nature of the item and the jurisdiction in which it arises.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)
The following table reconciles Adjusted EBITDA to the reported results of Nomad Foods for each period.
Adjusted EBITDA (unaudited)

	Three months ended		Nine months ended
€ in millions	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Profit for the period	66.6	57.6	144.0	147.4
Taxation	14.9	12.8	32.9	33.3
Net financing costs	32.5	23.2	82.4	74.2
Depreciation & amortization	26.5	29.6	76.7	79.9
Exceptional items (a)	3.9	16.9	26.8	48.9
Other add-backs (b)	(3.9)	2.6	(6.0)	8.4
Adjusted EBITDA	140.5	142.7	356.8	392.1

Revenue	770.0	752.4	2,208.9	2,259.4
Adjusted EBITDA margin (c)	18.2%	19.0%	16.2%	17.4%

(a)Adjustment to add back exceptional items. See Note 5, Exceptional items, within ‘Exhibit 99.2 - Condensed Consolidated Interim Financial Statements’ for a detailed list of exceptional items.
(b)Represents the elimination of share-based payment credit including employer payroll taxes for the three month period to September 30, 2026 of €4.2 million (2025: charges of €2.3 million) and a credit of €6.8 million for the nine month period to September 30, 2026 (2025: charges of €7.6 million), as well as the elimination of non-operating M&A transaction costs for the three month period to September 30, 2026 of €0.3 million (2025: €0.3 million) and €0.8 million for the nine month period to September 30, 2026 (2025: €0.8 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.
(c)Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Revenue.

Nomad Foods Limited
Reconciliation of Non-IFRS Financial Measures (continued)

Reconciliation from reported to organic revenue growth/(decline)
The following table is a reconciliation of reported revenue growth/(decline) to Organic Revenue Growth for the three and nine month periods ended September 30, 2026.
Year on Year Growth - September 30, 2026 compared with September 30, 2025:

	Three Months Ended September 30, 2026	Nine months ended September 30, 2026
	YoY change	YoY change
Reported Revenue Growth/(Decline)	2.3%	(2.2)%

Of which:
Organic Revenue Growth/(Decline)	1.6%	(2.2)%
Translational FX (a)	0.7%	—%
Total	2.3%	(2.2)%

(a)Translational FX is calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Forward-Looking Statements
Forward-Looking Statements and Disclaimers
Certain statements in this announcement are forward-looking statements which are based on the Company’s expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts, including the Company’s expectations regarding (i) its future operating and financial performance, including its 2026 guidance and 2027 targets with respect to organic revenue growth, Adjusted EBITDA growth, adjusted free cash flow conversion, and Adjusted EPS; (ii) its growth and efficiency initiatives, including with respect to its innovation and renovation initiatives, (iii) its ability to drive improved performance and profitability and create meaningful shareholder value; (iv) its growth strategies, objectives and priorities; (v) its long-term growth opportunities and portfolio’s ability to remain well positioned for consumer trends; (vi) inflation and market pressures; (vii) pricing benefits, and (viii) its ability to maintain its dividend, reduce leverage and strengthen the balance sheet.

These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) the Company’s ability to effectively mitigate factors that negatively impact its supply of raw materials, including the conflict in Ukraine and the Middle East and climate-related factors beyond the Company’s control; (ii) the Company’s ability to successfully mitigate inflationary changes in the market; (iii) disruptions or inefficiencies in the Company’s operations or supply chain, including as a result of the conflict in Ukraine and the Middle East or trade conflicts; (iv) the Company’s ability to successfully implement its strategies and strategic initiatives and to recognize the anticipated benefits of such strategic initiatives; (v) innovations introduced to the markets and the Company’s ability to accurately forecast the brands’ performance; (vi) the Company’s ability to effectively compete in its markets; (vii) changes in consumer preferences, such as meat substitutes, and the Company’s failure to anticipate and respond to such changes or to successfully develop and renovate products; (viii) the effects of reputational damage from unsafe or poor quality food products; (ix) the risk that securities markets will react negatively to actions by the Company; (x) the adequacy of the Company’s cash resources to achieve its anticipated growth agenda; (xi) increases in operating costs, including labor costs, and the Company’s ability to manage its cost structure; (xii) fluctuations in the availability of food ingredients and packaging materials that the Company uses in its products; (xiii) the Company’s ability to protect its brand names and trademarks; (xiv) the Company’s ability to prevent, or remediate, any future cybersecurity incidents; (xv) loss of the Company’s financial arrangements with respect to receivables factoring; (xvi) the loss of any of the Company’s major customers or a decrease in demand for its products; (xvii) economic conditions that may affect the Company’s future performance including exchange rate fluctuations; (xviii) the Company’s ability to successfully interpret and respond to key industry trends and to realize the expected benefits of its responsive actions; (xix) the Company’s failure to comply with, and liabilities related to, environmental, health and safety laws and regulations; (xx) changes in applicable laws or regulations; (xxi) the Company’s ability to remediate any material weaknesses in its internal control over financial reporting; (xxii) the Company’s ability to effectively execute its comprehensive value creation plan and other strategic initiatives; (xxiii) the Company’s ability to hire, retain and motivate key employees and top tier talent; and (xxiv) the other risks and uncertainties disclosed in the Company’s public filings and any other public disclosures by the Company. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This press release and referenced conference call are provided for informational purposes only and do not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release or on the referenced conference call in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.